SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Enzymotec Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01

(Title of Class of Securities)

M4059L101

(CUSIP Number)

January 31, 2016

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4059L101	13G/A	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS XT Hi-Tech Investments (1992) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 596,855
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 596,855
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,855
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
This percentage is based on 22,557,859 Ordinary Shares of the Issuer issued and outstanding as of June 19, 2015, which number appeared in the proxy statement for the Issuer’s 2015 annual general meeting of shareholders, which was annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on June 25, 2015.

CUSIP No. M4059L101	13G/A	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS XT Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 596,855 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 596,855 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,855 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Consists entirely of the 596,855 Ordinary Shares held by XT Hi-Tech Investments (1992) Ltd., which is an indirect, wholly-owned subsidiary of the Reporting Person with which the Reporting Person shares beneficial ownership as a result of the Reporting Person’s indirect, 100% control of the equity securities thereof. See Item 4.

(2)
This percentage is based on 22,557,859 Ordinary Shares of the Issuer issued and outstanding as of June 19, 2015, which number appeared in the proxy statement for the Issuer’s 2015 annual general meeting of shareholders, which was annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on June 25, 2015.

Item 1(a).  Name of Issuer:

The name of the issuer is Enzymotec Ltd. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at Sagi 2000 Industrial Area, Migdal Ha’Emeq, 2310001, Israel.

Item 2(a).  Name of Person Filing:

The following entities, listed in (i)-(ii) below, which are filing this Amendment No. 2 (this “Amendment No. 2”) to the Statement of Beneficial Ownership on Schedule 13G originally filed by them with the SEC on February 12, 2014 (the “Statement”), as previously amended by Amendment No. 1 thereto, filed with the SEC on June 8, 2015 (“Amendment No. 1”), are referred to herein collectively as the “Reporting Persons”:

(i)	XT Hi-Tech Investments (1992) Ltd. (“XT Hi-Tech”)
(ii)	XT Holdings Ltd. (“XT Holdings”)

XT Hi-Tech is an indirect wholly owned subsidiary of XT Investments Ltd. (“XT Investments”), which is a direct wholly-owned subsidiary of XT Holdings, of which Orona Investments Ltd. (“Orona”) and Lynav Holdings Ltd. (“Lynav”) are each the direct owners of one-half of the outstanding ordinary shares. Orona is indirectly owned 56% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona. Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd. (“CIBC”)— as trustee of a discretionary trust established in the Cayman Islands. Udi Angel is member of the board of directors of XT Hi-Tech and has a casting vote with respect to various decisions taken by the board, including voting and disposition over the Ordinary Shares held by XT Hi-Tech.

The decrease in beneficial ownership reflected in this Amendment No. 2 relative to Amendment No. 1 was the result of the sale of 1,292,460 Ordinary Shares (as defined in Item 2(d) below) by XT Hi-Tech on the open market during the period from September 2015 through January 2016.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

(i)	XT Hi-Tech— 9 Andre Saharov Street, P.O. Box 15090, Haifa 31905, Israel
(ii)	XT Holdings— 9 Andre Saharov Street, P.O. Box 15090, Haifa 31905, Israel

Item 2(c).   Citizenship:

The state of organization of each Reporting Person is as follows:

(i)	XT Hi-Tech — Israel
(ii)	XT Holdings — Israel

Item 2(d).    Title of Class of Securities:

This Amendment No. 2 relates to the ordinary shares, par value New Israeli Shekel (“NIS”) 0.01 per share (“Ordinary Shares”), of the Issuer.

Item 2(e).    CUSIP Number:

The CUSIP number of the Ordinary Shares is M4059L101.

Item 3.      If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

                If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Not applicable.

Item 4.       Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	XT Hi-Tech

(a)	Amount beneficially owned: 596,855 Ordinary Shares
(b)	Percent of class*: 2.6%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 596,855
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 596,855
(iv)	Shared power to dispose of or to direct the disposition of: 0

II.	XT Holdings

(a)	Amount beneficially owned: 596,855 Ordinary Shares
(b)	Percent of class*: 2.6%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 596,855
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 596,855

*           All percentage ownership reflected in this Amendment No. 2 are based on 22,557,859 Ordinary Shares of the Issuer issued and outstanding as of June 19, 2015, which number appeared in the proxy statement for the Issuer’s 2015 annual general meeting of shareholders, which was annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on June 25, 2015.

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

Each of (i) XT Investments, as the indirect parent company of XT Hi-Tech, (ii) XT Holdings, as the direct parent company of XT Investments, (iii) Orona and Lynav, as the direct owners of one-half of the outstanding ordinary shares of XT Holdings, and (iv) CIBC, as the holder of 95% of Lynav, have the right to receive dividends from, and proceeds from the sale of, the 596,855 Ordinary Shares held by XT Hi-Tech.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security BeingReported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.      Identification and Classification of Members of the Group.

Not applicable.

Item 9.      Notice of Dissolution of Group.

Not applicable.

Item 10.   Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XT HI-TECH INVESTMENTS (1992) LTD. By: /s/ Yoav Sebba Name: Yoav Sebba Title: Vice President XT HOLDINGS LTD. By: /s/ Yossi Rosen Name: Yossi Rosen Title: President

Dated: February 9, 2016

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Statement)